Exhibit 99.1

Cenovus oil sands production climbs 44% in third quarter

Cash flow rises 41% on strong refining results, increased oil production

•                  Average oil sands production exceeded 95,000 barrels per day (bbls/d) net to Cenovus, a 44% increase compared with the same period a year earlier.

•                  Cash flow surpassed $1.1 billion or $1.47 per share diluted in the third quarter, 41% higher than the same period last year.

•                  Operating cash flow from refining more than doubled to $530 million compared with the third quarter of 2011, primarily due to increased throughput, higher yields and strong refining margins.

•                  Christina Lake production grew more than threefold in the third quarter compared with 2011. Production averaged more than 32,000 bbls/d net, reaching a single-day high of 43,500 bbls/d net. The increase was due to strong phase C well performance and the start-up of phase D in late July.

•                  Foster Creek production increased 12% compared with the third quarter of 2011, averaging above current design capacity through the quarter.

•                  Third quarter production at Pelican Lake increased 16% compared with the same quarter of 2011, averaging more than 23,500 bbls/d.

•                  In September, Cenovus was named to the Dow Jones Sustainability World Index for the first time and was recently named to the Carbon Disclosure Leadership Index for the third year in a row.

“Cenovus continues to deliver predictable, reliable performance and is on track for another great year, both operationally and financially,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “Our integrated strategy is clearly paying off. Increased oil sands production combined with strong margins at our refining business contributed to record cash flow and solid operating earnings in the third quarter.”

Financial & Production Summary
(for the period ended September 30) ($ millions, except per share amounts)	2012 Q3	2011 Q3	% change
Cash flow[1] Per share diluted	1,117 1.47	793 1.05	41
Operating earnings[1] Per share diluted	432 0.57	303 0.40	43
Net earnings Per share diluted	289 0.38	510 0.67	-43
Capital investment[2]	830	631	32
Production (before royalties)
Foster Creek (bbls/d)	63,245	56,322	12
Christina Lake (bbls/d)	32,380	10,067	222
Total Foster Creek & Christina Lake (bbls/d)	95,625	66,389	44
Pelican Lake (bbls/d)	23,539	20,363	16
Other conventional oil[3] (bbls/d)	52,186	46,744	12
Total oil production (bbls/d)	171,350	133,496	28
Natural gas (MMcf/d)	577	656	-12

1 Cash flow and operating earnings are non-GAAP measures as defined in the Advisory. See also the Earnings Reconciliation Summary.

2 Includes expenditures on property, plant and equipment and exploration and evaluation assets, excluding acquisitions and divestitures.

3 Includes natural gas liquids (NGLs) production.

1

Calgary, Alberta (October 25, 2012) – Cenovus Energy Inc. (TSX, NYSE: CVE) delivered strong third quarter performance led by significant growth in oil sands production and excellent results from its refining operations. As planned, the company increased capital spending compared with the same period a year ago as it continued to expand operations at its oil sands assets and conventional oil properties in Alberta and Saskatchewan.

Combined output from Foster Creek and Christina Lake reached more than 95,000 bbls/d net to Cenovus in the third quarter, a 44% increase from the same period last year. Production at Christina Lake averaged more than 32,000 bbls/d net, a more than threefold increase from the third quarter of 2011, driven by strong performance from phase C and the ramp-up of production at phase D. Full capacity was reached at phase C in the first quarter, while phase D saw first oil production in late July, approximately three months ahead of schedule. During the quarter, Christina Lake also achieved a single-day production high of more than 87,000 bbls/d gross. Once phase D is fully ramped up, production capacity at Christina Lake is expected to reach 98,000 bbls/d gross. With the addition of another four planned phases, Cenovus believes Christina Lake has the potential to produce 288,000 bbls/d gross, increasing to as much as 300,000 bbls/d with optimization.

Production at Foster Creek grew 12%, compared with the third quarter of 2011, to more than 63,000 bbls/d net, mainly due to improved well performance and plant optimization. Throughout the quarter, production at Foster Creek consistently exceeded the project’s original design capacity by approximately 5%, averaging more than 126,000 bbls/d gross. There are five phases currently producing at Foster Creek, with three more under construction. A public consultation process is under way for an additional expansion phase. Ultimately, Cenovus expects Foster Creek will have the capacity to produce 295,000 bbls/d gross and as much as 310,000 bbls/d with optimization.

“We have a great resource base that includes some of the best in-situ oil sands reservoirs in the industry,” said John Brannan, Cenovus Executive Vice-President & Chief Operating Officer. “Our teams have done a great job starting up new production in these reservoirs safely, on schedule and within budget. Thanks to the strong performance of both our oil sands and conventional businesses, our oil growth is ahead of plan.”

Including expansion phases already under construction and those with regulatory approval, Cenovus is on track to add approximately 400,000 bbls/d of additional gross oil sands production (approximately 200,000 bbls/d net) over the next five years. The company expects to bring on new phases at Foster Creek and Christina Lake at a cost of $22,000 to $25,000 per flowing barrel. Cenovus is also focused on maintaining industry-leading supply costs. At Foster Creek and Christina Lake, supply costs are approximately $35 to $45 per barrel. Supply costs are calculated as the long-term average West Texas Intermediate (WTI) oil price required to achieve a 9% after-tax return after all capital, operating and maintenance costs are considered.

Solid financial performance

Total third quarter cash flow surpassed $1.1 billion, a 41% increase from the same period a year earlier. The increase was due to higher oil production and improved operating cash flow from Cenovus’s refining business. Third quarter operating cash flow from refining more than doubled to $530 million, compared with the same period in 2011, driven by strong refining margins and increased refinery throughput. Cenovus’s third quarter operating earnings were $432 million, a 43% increase over 2011.

During the third quarter, Cenovus took advantage of attractive long-term interest rates to complete a public offering in the United States of US$1.25 billion of senior unsecured notes, consisting of US$500 million of 10-year notes with a coupon rate of 3% due August 15, 2022 and US$750 million of 30-year notes with a coupon rate of 4.45% due September 15, 2042. Combined with its existing credit facilities, the debt offering provides Cenovus with considerable additional financial flexibility as it continues to execute its growth plan.

Investing in oil growth

In the third quarter Cenovus invested $830 million in capital projects, a 32% increase from the same period a year earlier and in line with full-year guidance. Third quarter capital investment at its producing oil sands properties increased by 52% to $346 million. This included spending for construction, pre-construction and design engineering work for the next three phases at Foster Creek and facility construction, site preparation work and design engineering for the next three phases at Christina Lake.

Page 2	Q3 2012

Capital investment at Pelican Lake was $128 million in the third quarter, an 83% increase from the same period in 2011. The company plans to drill about 1,000 additional production and injection wells over the next five to seven years to expand the polymer flood. Production at Pelican Lake is expected to reach 55,000 bbls/d.

At its other conventional oil properties, Cenovus increased capital investment by 33% to $224 million during the quarter, when compared with 2011. That included investment in tight oil drilling programs in Alberta and drilling, completion and facilities work in Saskatchewan. The company’s goal is to increase production from its conventional oil properties, excluding Pelican Lake, from just over 52,000 bbls/d today to between 65,000 and 75,000 bbls/d by the end of 2016.

As part of its integrated strategy, Cenovus’s non-oil producing assets continue to provide significant ongoing financial support for the company’s oil growth plans. In the first nine months of the year, Cenovus’s natural gas and refining operations combined, generated more than $1.4 billion of operating cash flow in excess of capital invested.

Strong potential at Telephone Lake

Cenovus’s 100%-owned Telephone Lake asset has shown tremendous potential since the company first began drilling test wells at the property. More recent drilling has only served to increase Cenovus’s confidence that the proposed oil sands project in northern Alberta may become another cornerstone asset, similar to Foster Creek or Christina Lake.

“Last year, we made a joint regulatory application for a 90,000 barrels per day project at Telephone Lake, but we believe that is just the beginning,” Ferguson said. “With future expansions, we anticipate Telephone Lake has the potential to support a project with production capacity of more than 300,000 barrels per day.”

Cenovus has recently completed a number of minor acquisitions to add complementary oil sands acreage to its Telephone Lake property. Late last year, the company purchased several small parcels of land located within the company’s broader Telephone Lake acreage to consolidate the property. Earlier this month, Cenovus also acquired the assets of Oilsands Quest, a bankrupt oil sands exploration company, for $10 million. The assets include three oil sands leases, covering approximately 59,000 hectares in Alberta and Saskatchewan, that are adjacent to Telephone Lake. Cenovus is assessing the potential incremental benefit of these acquisitions.

Recognition for corporate responsibility

In September, Cenovus was named to the Dow Jones Sustainability World Index for the first time. Cenovus is the only Canadian integrated oil and gas company to make the World Index in 2012 and one of just 11 Canadian corporations overall. The Dow Jones Sustainability Indexes (DJSI) recognize companies around the world for leadership in corporate responsibility. Cenovus was also named to the DJSI North America Index for the third year in a row. As well, the company was recently named to the Carbon Disclosure Leadership Index for the third consecutive year for exceptional disclosure of greenhouse gas emissions.

Page 3	Q3 2012

Guidance updated

Cenovus has updated its 2012 full-year guidance to reflect actual numbers for the first nine months of the year and the company’s estimates for the fourth quarter. Of note, Cenovus has increased its midpoint guidance for expected full-year cash flow by 11%. Total 2012 cash flow is now expected to be 22% higher than last year. Updated guidance can be found at www.cenovus.com under “Invest in us”.

IMPORTANT NOTE: Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS). See the Advisory for definitions of non-GAAP measures used in this news release.

Oil Projects

Daily Production[1]
(Before royalties) (Mbbls/d)	2012				2011					2010
	YTD	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Oil sands
Foster Creek	57	63	52	57	55	55	56	50	58	51
Christina Lake	29	32	29	25	12	20	10	8	9	8
Oil sands total	86	96	80	82	67	75	66	58	67	59
Conventional oil
Pelican Lake	22	24	22	21	20	21	20	19	21	23
Weyburn	16	16	16	17	16	17	16	15	17	17
Other oil[2]	37	36	36	38	31	32	31	29	32	31
Conventional total	75	76	75	75	68	70	67	64	71	70
Total oil	161	171	156	157	134	144	133	122	137	129

1 Totals may not add due to rounding.

2 Includes NGLs production.

Oil sands

Foster Creek and Christina Lake

Cenovus’s oil sands properties in northern Alberta offer opportunities for substantial production growth. The Foster Creek and Christina Lake assets, which are operated by Cenovus and jointly owned with ConocoPhillips, use steam-assisted gravity drainage (SAGD) to drill and pump the oil to the surface.

Production

•                  Production at Foster Creek and Christina Lake increased 44% in the third quarter from the same period a year earlier.

•                  Christina Lake production averaged 32,380 bbls/d in the quarter, a more than three-fold increase from the same period a year earlier. The substantial increase is due to the industry-leading start-up and continued strong performance of phase C since late last year and the commissioning of phase D in July. Phase C reached full capacity during the first quarter while phase D continues to ramp up.

Page 4	Q3 2012

•                  Cenovus continues to sell most of its oil from Christina Lake as Christina Dilbit Blend (CDB). This blend is gaining acceptance from a wider base of refining customers, including the company’s jointly owned Wood River Refinery. As a result, the pricing discount for CDB has narrowed, in line with expectations.

•                  Foster Creek production averaged 63,245 bbls/d in the quarter, a 12% increase compared with 2011, mainly due to improved well performance and plant optimization.

•                  About 12% of current production at Foster Creek comes from 48 wells using Cenovus’s Wedge Well™ technology. These single horizontal wells, drilled between existing SAGD well pairs, have the potential to increase overall recovery from the reservoir by as much as 10% to 15%, while reducing the steam to oil ratio (SOR). Ten additional wells using this technology are expected to have steam stimulation completed and be online before the end of 2012. Christina Lake is also beginning to see positive results from four wells using this technology, currently producing about 1,100 bbls/d.

Expansions

•                  Phase D at Christina Lake achieved first production in late July and is expected to reach its full design capacity of 40,000 bbls/d in the second quarter of 2013.

•                  Overall construction of Christina Lake phase E is approximately 60% complete, while the central plant is approximately 81% complete. First production is anticipated in the fourth quarter of 2013. Initial site preparation and the purchase of equipment continue at phase F and engineering and design work are underway for phase G.

•                  At Foster Creek, overall construction of the combined F, G and H expansion is approximately 33% complete, while the phase F plant is more than 60% complete. Initial production from phase F is expected in 2014. Facility construction, offsite fabrication and equipment purchasing are underway at phase G and engineering is underway for phase H.

Operating costs and royalties

•                  Operating costs at Christina Lake were $13.59/bbl in the third quarter, a 41% decrease from $23.01/bbl in the same period a year earlier due to the significant increase in production. Operating costs at Christina Lake are expected to be lower than initially anticipated and the company has adjusted its full-year guidance to $12.70/bbl. Non-fuel operating costs at Christina Lake were $11.03/bbl in the quarter, a 43% decrease from $19.44/bbl in the third quarter of 2011.

•                  Operating costs at Foster Creek averaged $11.50/bbl in the third quarter, a 4% increase from $11.11/bbl in the same period last year. The increase is primarily due to higher staffing levels in preparation for the phase F expansion and increased well workovers. The company expects operating costs at Foster Creek to average $12.05/bbl for the full year, which is within the company’s original guidance range. Non-fuel operating costs at Foster Creek were $9.76/bbl in the third quarter compared with $8.86/bbl in the same period a year earlier, a 10% increase.

•                  Christina Lake’s average royalty rate in the quarter was 5.3%, compared with an average royalty rate of 5.7% for the same period a year earlier. The rate drop was primarily due to a decrease in the average WTI price used by the Alberta government to calculate royalties.

•                  Foster Creek’s average royalty rate was 19.1% in the third quarter of 2012, a decline from 20.6% in the same period in 2011. Royalties were lower due to higher capital investment.

•                  Royalty calculations for Cenovus’s oil sands projects differ between properties. Pre-payout royalties at Christina Lake are a function of the monthly Canadian dollar WTI benchmark price and volumes. Foster Creek is a post-payout project for royalty purposes so its royalties are impacted by volumes, an estimated annualized price, adjusted quarterly, and allowable operating and capital costs.

Page 5	Q3 2012

Steam to oil ratios

•                  Cenovus continues to achieve some of the best SORs in the industry with a third quarter average ratio of about 1.9 at Christina Lake and about 2.1 at Foster Creek for a combined SOR of about 2.

•                  An SOR of 2 means approximately two barrels of steam are needed for every barrel of oil produced. A lower SOR requires less steam, which means less natural gas is used. This results in reduced capital and operating costs, fewer emissions and lower water usage.

Future projects

Cenovus has an enormous opportunity to deliver increased shareholder value through production growth from its oil sands assets in the Athabasca region of northern Alberta, most of which are undeveloped. The company has identified 10 emerging projects and continues to assess its resources to prioritize development plans and support regulatory applications.

•                  On September 25, Cenovus broke ground on its Narrows Lake project, which is jointly owned with ConocoPhillips. Narrows Lake is expected to have gross production capacity of 130,000 bbls/d and be developed in three phases. Project sanctioning for the first phase is expected from Cenovus and ConocoPhillips by the end of this year.

•                  The Narrows Lake regulatory approval included the option to use a combination of SAGD and solvent aided process (SAP) for oil production. Based on test results at other locations, Cenovus expects SAP to improve the SOR and oil production rate by as much as 30% compared to SAGD alone. Cenovus also expects SAP to increase total oil recovery by as much as 15%.

•                  The joint regulatory application and environmental impact assessment for a commercial SAGD project at Cenovus’s wholly owned Grand Rapids asset in the Greater Pelican Region is being reviewed by the regulators. The company believes Grand Rapids has the potential to reach production capacity of 180,000 bbls/d.

•                  Cenovus is continuing to develop a pilot project in the Grand Rapids area. Construction for the installation of a third mobile steam generator is progressing and steam injection has started on the second well pair.

•                  The revised joint regulatory application and environmental impact assessment for the 100%-owned Telephone Lake project in the Borealis Region is also being reviewed by the regulators. The application updates the expected production capacity for the initial phase at Telephone Lake to 90,000 bbls/d from the original 35,000 bbls/d application that was filed in 2007. With future expansion phases, Cenovus believes Telephone Lake has the potential to support production capacity of more than 300,000 bbls/d.

Conventional oil

Pelican Lake

Cenovus produces heavy oil from the Wabiskaw formation at its wholly-owned Pelican Lake operation in the Greater Pelican Region, about 300 kilometres north of Edmonton. While this property produces conventional heavy oil, it’s managed as part of Cenovus’s oil sands segment. Since 2006, polymer has been injected along with a waterflood to enhance production from the reservoir. Based on reservoir performance of the polymer flood, the company has initiated a multi-year growth plan for Pelican Lake with production expected to reach 55,000 bbls/d.

•                  Production averaged more than 23,500 bbls/d in the third quarter, a 16% increase from the same period in 2011. Cenovus continues to be encouraged by results from its infill drilling program to expand the polymer flood. Production increases continue to be partially offset by reduced operating pressures related to temporary well shut-ins required to complete infill drilling between existing wells. The company expects Pelican Lake production for the full year to be at the lower end of its original guidance range.

Page 6	Q3 2012

•                  Cenovus plans to continue expanding Pelican Lake by drilling approximately 1,000 additional production and injection wells over the next five to seven years to increase the polymer flood. The company is also planning to build a new battery to support the expansion, with construction slated to begin in 2013.

•                  Operating costs at Pelican Lake averaged $17.47/bbl in the quarter, a 22% increase from $14.31/bbl in the third quarter of 2011 due to higher workovers, repairs and maintenance, additional staffing and increased polymer costs associated with the expansion of the polymer flood. Cenovus has adjusted its full-year guidance for operating costs at Pelican Lake to $16.65/bbl, slightly above the top end of its original guidance range.

•                  Pelican Lake’s average royalty rate was 6.6% in the third quarter of 2012 compared with 12.7% in the same period of 2011. The reduction was primarily due to increased capital investment to expand the polymer flood.

Other conventional oil

In addition to Pelican Lake, Cenovus has extensive oil operations in Alberta and Saskatchewan. These include the established Weyburn operation that uses carbon dioxide (CO2) to enhance oil recovery, the Bakken and Lower Shaunavon tight oil assets in southern Saskatchewan, and established properties in southern Alberta. By the end of 2016, Cenovus is targeting oil production from these properties between 65,000 bbls/d and 75,000 bbls/d.

•                  Third quarter production from the company’s conventional oil assets in Alberta increased 10% over the same period in 2011 to nearly 30,000 bbls/d, primarily due to successful drilling programs and effective management of natural declines.

•                  The Weyburn operation produced about 16,000 bbls/d net in the third quarter. This is a 3% increase compared with the same period a year earlier, when wet weather affected production.

•                  Lower Shaunavon production averaged approximately 4,550 bbls/d in the third quarter, a 77% increase compared with the same period a year earlier, due to additional development drilling. Cenovus has 118 horizontal wells producing in the Lower Shaunavon.

•                  In the third quarter of 2012, Cenovus completed construction of the Lower Shaunavon battery.

•                  The company’s Bakken operation had average oil production of more than 1,700 bbls/d in the quarter, including royalty interest volumes, an 18% increase compared with the same period a year earlier, due to additional drilling. Cenovus had 27 producing wells in the Bakken area at the end of the third quarter.

•                  Operating costs for Cenovus’s conventional oil operations, excluding Pelican Lake, increased 19% to $16.33/bbl in the third quarter compared with the same period a year earlier. This was due to higher costs for repairs and maintenance, electricity, trucking and waste handling and labour.

Natural Gas

(Before royalties) (MMcf/d)	Daily Production
		2012					2011			2010

	YTD	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year

Natural Gas[1]	602	577	596	636	656	660	656	654	652	737

1 Reflects production from the sale of non-core assets in the third quarter of 2010 and the first quarter of 2012.

Cenovus has a solid base of established, reliable natural gas properties in Alberta. These assets are an important component of the company’s financial foundation, generating operating cash flow well in excess of ongoing capital investment requirements. The natural gas business also acts as an economic hedge against price fluctuations because natural gas fuels the company’s oil sands and refining operations.

Page 7	Q3 2012

•                  Natural gas production in the third quarter was approximately 577 million cubic feet per day (MMcf/d), a 12% decline from the same period in the previous year. The decrease is mainly due to expected natural declines and to the divestiture of a non-core property early in the first quarter of 2012.

•                  Cenovus’s average realized sales price for natural gas, including hedges, was $3.54 per thousand cubic feet (Mcf) in the quarter compared with $4.48 per Mcf in the same period a year earlier.

•                  As a result of the efficient, low-cost nature of its natural gas assets, Cenovus generated third quarter natural gas operating cash flow of $118 million in excess of capital invested in those properties.

•                  Cenovus anticipates managing an annual decline rate of 10% to 15% for its natural gas production, targeting a long-term production level of between 400 MMcf/d and 500 MMcf/d to match Cenovus’s future anticipated internal consumption at its oil sands and refining facilities.

Refining

Cenovus’s refining operations include the Wood River Refinery in Illinois and the Borger Refinery in Texas, which are jointly owned with the operator, Phillips 66.

•                  The two refineries produced approximately 463,000 bbls/d gross of refined products in the third quarter, an increase of approximately 37,000 bbls/d compared with the same period a year ago primarily due to higher throughput and increased yields as a result of the Wood River Refinery’s Coker and Refinery Expansion (CORE) project.

•                  Combined crude oil consumption at the Wood River Refinery and Borger Refinery averaged 442,000 bbls/d gross for the quarter, an increase of 7% compared with the same period a year earlier.

•                  Canadian heavy crude processed at the Wood River Refinery in the quarter continued to average approximately 200,000 bbls/d gross, including almost 28,000 bbls/d of CDB. Total processing capability of heavy Canadian crudes will be dependent upon the quality of available crudes and will be managed to maximize economic benefit.

•                  Third quarter operating cash flow from refining operations was $530 million, an increase of $297 million compared with the same period last year. This was primarily due to increased throughput of heavy crude oil, favourable discounts on inland crudes and higher market crack spreads.

•                  Cenovus’s operating cash flow is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, Cenovus’s refining operating cash flow in the third quarter would have been $6 million lower than under FIFO, compared with $69 million higher in 2011.

•                  Cenovus invested $37 million in its refining operations in the quarter, resulting in $493 million of operating cash flow in excess of the capital spent on the refineries.

•                  Scheduled maintenance turnarounds at the Wood River and Borger refineries are currently underway and are proceeding as planned, with return to full operations expected in November. The resulting reductions in crude oil processing are reflected in the company’s revised refining operating cash flow guidance.

•                  Cenovus has increased its 2012 full-year guidance for operating cash flow from its refining operations by 38%. Updated guidance can be found at www.cenovus.com under “Invest in us”.

Financial

Dividend

The Cenovus Board of Directors declared a fourth quarter dividend of $0.22 per share, payable on December 31, 2012 to common shareholders of record as of December 14, 2012. Based on the October 24, 2012 closing share price on the Toronto Stock Exchange of $34.00, this represents an annualized yield of about 2.6%. Declaration of dividends is at the sole discretion of the Board. Cenovus’s continued commitment to a meaningful dividend is an important aspect of the company’s strategy to focus on increasing total shareholder return.

Page 8	Q3 2012

Hedging Strategy

The natural gas and crude oil hedging strategy helps Cenovus achieve more predictability around cash flow and safeguard its capital program. The strategy allows the company to financially hedge up to 75% of expected natural gas production in 2012 and 2013, net of internal fuel use, and up to 50% and 25%, respectively, in the two following years. The company has Board approval for fixed price hedges on as much as 50% of net liquids production for 2012 and 2013 and 25% of net liquids production for each of the following two years.

In addition to financial hedges, Cenovus benefits from a natural hedge with its natural gas production. About 125 MMcf/d of natural gas is currently consumed at the company’s SAGD and refinery operations, which is offset by the natural gas Cenovus produces. The company’s financial hedging positions are determined after considering this natural hedge.

Cenovus’s hedge positions as at September 30, 2012 include:

•                  approximately 30% of expected 2012 oil production hedged; 24,800 bbls/d at a WTI price of US$98.72/bbl and an additional 24,500 bbls/d at an average WTI price of C$99.47/bbl

•                  approximately 65% of expected 2012 natural gas production hedged: 130 MMcf/d at an average NYMEX price of US$5.96/Mcf and 127 MMcf/d at an average AECO price of C$4.50/Mcf, plus about 125 MMcf/d of internal usage

•                  18,500 bbls/d of expected oil production hedged for 2013 at an average Brent price of US$110.36/bbl and an additional 18,500 bbls/d at an average Brent price of C$111.72/bbl

•                  166 MMcf/d of expected natural gas production hedged for 2013 at an average NYMEX price of US$4.64/Mcf, plus internal usage

•                  no fixed price commodity hedges in place beyond 2013.

During the third quarter, Cenovus converted all of its existing 2013 crude oil hedges from WTI to Brent and added additional hedging contracts at Brent pricing.  While WTI has historically been the dominant benchmark for North American crude oil, inland refined products have now become more strongly correlated to Brent pricing. Because of its exposure to refined products through its joint ownership in two U.S. refineries, Cenovus has decided to move its crude oil hedges to Brent pricing to better reflect its integrated structure and exposure to market risk.

Financial Highlights

•                  During the third quarter, Cenovus completed a US$1.25 billion debt offering in the U.S. of 10 and 30-year senior unsecured notes and renegotiated its existing $3 billion credit facility, extending the maturity date to November 30, 2016 and slightly reducing the cost of future borrowings under the facility.

•                  Cash flow in the third quarter of 2012 was more than $1.1 billion, or $1.47 per share diluted, compared with $793 million, or $1.05 per share diluted, for the same period a year earlier.

•                  Operating earnings in the quarter were $432 million, or $0.57 per share diluted, compared with $303 million, or $0.40 per share diluted, for the same period last year.

•                  Cenovus’s realized after-tax hedging gains were $73 million in the quarter. Cenovus received an average realized price, including hedging, of $67.40/bbl for its oil in the quarter, compared with $68.13/bbl in the third quarter of 2011. The average realized price, including hedging, for natural gas was $3.54/Mcf, compared with $4.48/Mcf in the same period a year earlier.

Page 9	Q3 2012

•                  Cenovus recorded an income tax expense of $186 million in the third quarter, a $108 million decrease over the previous year. The decrease was primarily due to a deferred tax recovery associated with unrealized hedging losses offset by deferred tax on increased refining income.

•                  Cenovus’s net earnings for the quarter were $289 million, compared with $510 million in the same period a year earlier. The decrease was primarily due to an unrealized after-tax risk management loss of $218 million in the third quarter compared to an unrealized after-tax risk management gain of $283 million in the same period a year earlier. Cenovus also recorded a $60 million unrealized foreign exchange gain in the third quarter of 2012, compared to an unrealized foreign exchange loss of $63 million in the third quarter of 2011.

•                  Capital investment during the quarter was $830 million, as planned, a 32% increase compared with the same period a year earlier as the company continues to advance the development of its oil opportunities.

•                  Over the long term, Cenovus targets a debt to capitalization ratio of between 30% and 40% and a debt to adjusted EBITDA ratio of between 1.0 and 2.0 times. At September 30, 2012, the company’s debt to capitalization ratio was 31% and debt to adjusted EBITDA, on a trailing 12-month basis, was 1.1 times.

Earnings Reconciliation Summary
(for the period ended September 30) ($ millions, except per share amounts)	2012 Q3	2011 Q3	9 months 2012	9 months 2011
Net earnings Add back (losses) & deduct gains: Per share diluted	289 0.38	510 0.67	1,111 1.46	1,212 1.60
Unrealized mark-to-market hedging gain (loss), after tax	-218	283	-44	314
Non-operating foreign exchange gain (loss), after tax	76	-76	100	-11
Divestiture gain (loss), after tax	-1	-	-	2
Operating earnings Per share diluted	432 0.57	303 0.40	1,055 1.39	907 1.20

Conference Call Today

9:00 a.m. Mountain Time (11:00 a.m. Eastern Time)

Cenovus will host a conference call today, October 25, 2012, starting at 9:00 a.m. MT (11:00 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 12:00 p.m. MT on October 25, 2012, until midnight November 1, 2012, by dialing 855-859-2056 or 416-849-0833 and entering conference passcode 44575180. A live audio webcast of the conference call will also be available via www.cenovus.com. The webcast will be archived for approximately 90 days.

Notice of Change of Transfer Agent and Registrar

Effective November 1, 2012, Computershare Investor Services Inc. will replace CIBC Mellon Trust Company as Transfer Agent and Registrar, Dividend Disbursing Agent, Dividend Reinvestment Plan Agent and Shareholder Rights Plan Agent for Cenovus Energy Inc. No action is required as a result of this transition. Additional information is available at www.cenovus.com under Invest in us, Shareholder information.

Page 10	Q3 2012

ADVISORY

NON-GAAP MEASURES

This news release contains references to non-GAAP measures as follows:

•                  Operating cash flow is defined as revenues, less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains, less realized losses on risk management activities and is used to provide a consistent measure of the cash generating performance of the company’s assets and improves the comparability of Cenovus’s underlying financial performance between periods.

•                  Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statement of Cash Flows in Cenovus’s interim consolidated financial statements.

•                  Operating earnings is defined as net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the gain on asset acquisition, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax unrealized gain/loss on translation of U.S. dollar denominated notes issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, after-tax gains or losses on divestiture of assets, deferred income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates. Management views operating earnings as a better measure of performance than net earnings because the excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of the U.S. dollar debt issued from Canada has maturity dates in excess of five years.

•                  Free cash flow is defined as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•                  Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses to steward the company’s overall debt position as measures of the company’s overall financial strength. Debt is defined as short-term borrowings and long-term debt, including the current portion, excluding any amounts with respect to the partnership contribution payable and receivable. Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity. Adjusted EBITDA is defined as adjusted earnings before interest income, finance costs, income taxes, depreciation, depletion and amortization, exploration expense, unrealized gain or loss on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations. For further information, refer to Cenovus’s most recent Management’s Discussion & Analysis (MD&A) available at www.cenovus.com.

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking statements and other information (collectively “forward-looking information”) about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this news release is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast”, “target”, “project”, “could”, “focus”, “vision”, “goal”, “proposed”, “scheduled”, “outlook”, “potential”, “may”, “positioned” or similar expressions and includes suggestions of future outcomes, including statements about our growth strategy and related schedules, projected future value or net asset value, forecast operating and financial results, planned capital expenditures, expected future production, including the timing, stability or growth thereof, potential dividends and dividend growth strategy, anticipated timelines for future regulatory, partner or internal approvals, forecasted commodity prices, future use and development of technology and projected  increasing shareholder value. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Page 11	Q3 2012

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in our current guidance, available at www.cenovus.com; our projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

The risk factors and uncertainties that could cause our actual results to differ materially, include: the volatility of and assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments and the success of our hedging strategies; the accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; maintaining desirable ratios of debt to adjusted EBITDA as well as debt to capitalization; our ability to access various sources of debt and equity capital; success of hedging strategies; accuracy of our reserves, resources and future production estimates; our ability to replace and expand oil and gas reserves; our ability to maintain our relationship with our partners and to successfully manage and operate our integrated heavy oil business; reliability of our assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology, its implementation and its application to our business; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of our material risk factors, see “Risk Factors” in our most recent annual information form, Form 40-F, available at www.cenovus.com. Readers should also refer to “Risk Management” in our annual MD&A for the year ended December 31, 2011, our current MD&A and to the risk factors described in other documents we file from time to time with securities regulatory authorities, available at www.sedar.com, www.sec.gov and www.cenovus.com.

Page 12	Q3 2012

Wedge Well™ is a registered trademark of Cenovus Energy Inc.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $30 billion. For more information, visit www.cenovus.com.

Find Cenovus on Facebook, Twitter, Linkedin and YouTube.

Cenovus Contacts

Investors:	Media:

Susan Grey Director, Investor Relations 403-766-4751	Rhona DelFrari Director, Media Relations 403-766-4740

Bill Stait Senior Analyst, Investor Relations 403-766-6348	Brett Harris Advisor, Media Relations 403-766-3420

Graham Ingram Senior Analyst, Investor Relations 403-766-2849

Page 13	Q3 2012